Free Writing Prospectus (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 July 29, 2008

$[—] 100% Principal Protected Notes due August 31, 2011 Linked to the Barclays Intelligent Carry IndexTM USD ER Medium-Term Notes, Series A, No. F-81

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	August 26, 2008

Issue Date:	August 29, 2008

Final Valuation Date:	August 26, 2011*

Maturity Date:	August 31, 2011* (resulting in a term to maturity of 3 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	the Barclays Intelligent Carry IndexTM USD ER, as described under “reference assets” in this free writing prospectus.

Participation Rate:	150%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the reference asset return is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the reference asset return and (ii) the participation rate:

$1,000 + ($1,000 × reference asset return × participation rate)

•        if the reference asset return is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the reference asset closing level on the initial valuation date.

Final Level:	The reference asset closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QDA3 and US06738QDA31

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
•

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$2,500.00	150.00%
90.00%	$2,350.00	135.00%
80.00%	$2,200.00	120.00%
70.00%	$2,050.00	105.00%
60.00%	$1,900.00	90.00%
50.00%	$1,750.00	75.00%
40.00%	$1,600.00	60.00%
30.00%	$1,450.00	45.00%
20.00%	$1,300.00	30.00%
10.00%	$1,150.00	15.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The reference asset return is 20%.

Because the reference asset return is positive, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x reference asset return x 150%)

$1,000 + [$1,000 x (20% x 150%)] = $1,300.00

Therefore, the payment at maturity is $1,300.00 per $1,000 principal amount Note, representing a 30% return on investment over the term of the Notes.

Example 2: The reference asset return is 50%.

Because the reference asset return is positive, the investor receives a payment at maturity of $1,750.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x reference asset return x 150%)

$1,000 + [$1,000 x (50% x 150%)] = $1,750.00

Therefore, the payment at maturity is $1,750.00 per $1,000 principal amount Note, representing a 75% return on investment over the term of the Notes.

Example 3: The reference asset return is -10%.

Because the reference asset return is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the settlement price of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

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•	Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 150% of the reference asset return, if the reference asset return is positive.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated for U.S. federal income tax purposes as contingent payment debt instruments. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. Dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. Dollar. Accordingly, the Notes will be treated as being denominated in U.S. Dollars and the Notes will be subject to the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different. It is also conceivable that the Internal Revenue Service could assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat the Notes as maturing and being reissued on each rebalancing date. The tax consequences of such a treatment are uncertain, so you are urged to consult your tax advisor.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount and the Coupon—If the reference asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

Conflicts of Interest with the Index Sponsor—Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

•

Carry Trade Risk—The Index is designed to reflect the total return of a particular carry trade strategy. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the Index strategy, the level of the Index and the market value of the Notes will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the Index strategy, the level of the Index, and the market value of the Notes, will decline.

•

The Index May Be More or Less Volatile than Expected—As described under “Reference Asset: The Index—Calculation and Rebalancing of the Index”, the methodology underlying the Index, and specifically the monthly mean variance optimization process, sets a target volatility for the Index of no more than 5%. However, actual volatility may be significantly higher or lower than 5%. Expected volatility is measured based on historical volatility and covariance of the index components, which is not necessarily an accurate predictor of future volatility or covariance. Since the inception of the Index, the actual realized volatility of the Index has been approximately 5.9% on average.

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Foreign Exchange Rate Information May Not Be Readily Available—There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the index constituent currency exchange rates relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Overview

The Barclays Intelligent Carry IndexTM USD ER (the “Index”) is designed to reflect the total return of an “Intelligent Carry Strategy”, which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies (sometimes referred to as the “carry trade”).

The pool of currencies to which the Index may apply these strategies (the “index constituent currencies”) is commonly referred to as the “G10 currencies” and includes:

•	the U.S. dollar (USD);

•	the euro (EUR);

•	the Japanese yen (JPY);

•	the Canadian dollar (CAD);

•	the Swiss franc (CHF);

•	the British pound sterling (GBP);

•	the Australian dollar (AUD);

•	the New Zealand dollar (NZD);

•	the Norwegian krone (NOK); and

•	the Swedish krona (SEK).

The Index is maintained and calculated by the Barclays Capital (the “index sponsor”), a division of Barclays Bank PLC, is calculated in euros and is denominated in U.S. dollars. The index sponsor calculates the level of the Index at 2:15 p.m. Frankfurt time, or such other time as the index sponsor may determine (the “index valuation time”) on each index business day and publishes it on https://ecommerce.barcap.com/indices shortly thereafter. The level of the Index is also reported on Bloomberg page BXIICRUS.

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Composition and Rebalancing of the Index

The Index is comprised of ten cash-settled currency forward agreements (the “index components”), one for each of the index constituent currencies.

A currency forward agreement is an agreement between two parties to exchange, on a pre-determined future date, specific amounts of two currencies at a predetermined exchange rate. The Index can have long or short positions in any of the index components. A positive weight implies an investment in the index constituent currency underlying the index component, while a negative weight implies a borrowing in such currency.

The exposure of the Index to each of the index components is rebalanced monthly, on rebalancing dates that generally fall on the 15th day of each calendar month (each a “rebalancing date”), using a constrained mean variance optimization technique. Constrained mean variance optimization techniques utilize the expected return, expected risk and the covariance of a set of assets to allocate those assets in such a manner so as to achieve the optimal expected risk/return tradeoff. The Intelligent Carry Strategy applies this technique to generate model weights applied to index components (“currency allocations”) that attempt to maximize the expected return of the portfolio, subject to a cap on expected risk and certain weighting constraints (as described below).

The expected return of the portfolio is the weighted average of the expected return for each currency allocation. The expected return for each currency allocation, in turn, on any given rebalancing date is assumed to be the then current 12-month interbank offered rate applicable to that index constituent currency. Moreover, in determining the expected return for each currency allocation, the Intelligent Carry Stategy assumes that the current spot rate for any index constituent currency will be the expected spot rate for that index constituent currency at the next rebalancing date. As a result of these assumptions, the mean optimizer model tends to allocate a greater weight to index components with high current yields and tends to allocate a negative weight to index components with low current yields. Yields are only one input into the optimization process (in addition to volatility and covariance), however, and at any given time it is possible that the Index may be long specific low yielding currencies and short specific high yielding currencies.

The three constraints under which weights are allocated are as follows:

•

first, a pre-defined parameter of expected risk (the “target volatility”) cannot be exceeded. The target volatility for the portfolio has been pre-set at 5% and is measured by the expected standard deviation of the portfolio as follows:

where:

“sp” = expected volatility of the portfolio;

“j” represents the jth currency in the portfolio (currency j). j has values 1-10, each representing an index constituent currency within the portfolio;

“i” represents the ith currency in the portfolio (currency i). i has values of 1-10, each representing an index constituent currency within the portfolio;

“n” = 10 (the number of index constituent currencies);

“wi” = the weight of index constituent currency i;

“wj” = the weight of index constituent currency j;

“rij” = the historical correlation between currency i and currency j;

“si” = the historical volatility of index constituent currency i; and

“sj” = the historical volatility of index constituent currency j.

In the above calculation of the expected standard deviation of the portfolio, the historical volatility of each index constituent currency against the euro and the historical correlations between each index constituent currency and the euro are calculated using data for each index constituent currency for a period up to but not including the monthly rebalancing date.

•

second, the weight allocated to each index component must fall within a band from -100% to 100%. As a result, the exposure of the Index to any of the index constituent currencies is never greater than the value of the Index itself.

•	third, the sum of the weights assigned to the index components must be equal to zero.

Because mean variance optimization considers not only expected return but the variance and the covariance of the assets, the resulting currency allocations attempt to reduce idiosyncratic risk in one currency by “hedging” the position with other positions having a low correlation to the asset or reducing the weighting of the volatile asset. In general, the result of this process and the cap on expected volatility is that currency allocations are scaled up in times of low volatility and scaled down in times of high volatility.

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The reference rate for each index component (other than the index component related to Norweigan krone) is the offered rate for one-month deposits in the London interbank market at 11:00 a.m., London time, on the rebalancing date, as determined by the British Bankers’ Association (BBA LIBOR). The reference rate for the index component for the Norweigan Krone is the offered rate for one-month deposits in the Norwegian interbank market (NIBOR) at 12:00 p.m. Oslo time on the rebalancing date, as determined based on the offered rates of a group of Nordic contributing banks (currently Svenska Handelsbanken AB, DnB NOR asa, Swedbank AB, Nordea Bank AB, Skandinaviska Enskilda Banken AB and Danske Bank A/S). The table below indicates the Bloomberg reference where each relevant reference rate can be located.

Currency	Reference
EUR	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO>“

USD	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO>“

GBP	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO>“

JPY	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO>“

CHF	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO> PgDn”

CAD	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO>“

NOK	1-month NIBOR rate, published at 12:00 p.m. Oslo time, available on Bloomberg by typing “NIBOR1M Index <GO> “

SEK	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO> PgDn”

AUD	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO> PgDn”

NZD	1-month BBA LIBOR rate, published at 11:00 a.m. London time, available on Bloomberg by typing “BBAM <GO> 1 <GO> PgDn”

As of January 15, 2008, the weights allocated to each of the currency forward agreements included in the Index were as follows:

Currency	Weight
EUR	100.00%
USD	-25.85%
JPY	8.03%
GBP	18.91%
CHF	-86.02%
CAD	-20.28%
AUD	0.00%
NZD	17.92%
SEK	-39.16%
NOK	26.45%

The table below provides the weights allocated to each of the currency forward agreements included in the Index as of the January rebalancing date each year, beginning on the index commencement date. This table is intended to demonstrate how the weights allocated to each of the currency forward agreements have varied historically. Although this table presents only the weights as of January of each year, as discussed above in “The Index—Composition and Rebalancing of the Index”, the actual weightings of the index components is rebalanced monthly.

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Business Day	EUR	USD	JPY	GBP	CHF	CAD	AUD	NZD	SEK	NOK
1/17/2000	55.6%	39.9%	-25.8%	30.1%	-100.0%	-35.3%	2.0%	4.5%	-33.3%	62.2%
1/15/2001	5.2%	33.6%	-30.4%	-1.1%	-53.8%	-5.3%	-4.5%	4.0%	-44.1%	96.3%
1/15/2002	-35.0%	-24.2%	-10.3%	24.4%	-37.6%	-8.1%	-0.9%	5.4%	-9.6%	95.9%
1/15/2003	23.1%	-51.9%	-17.8%	68.9%	-100.0%	16.5%	-12.2%	14.2%	-8.3%	67.6%
1/15/2004	9.8%	-23.8%	-23.9%	46.4%	-53.9%	-12.9%	30.8%	18.7%	7.9%	1.0%
1/17/2005	6.7%	27.4%	-42.2%	28.1%	-46.7%	-6.9%	21.6%	23.8%	-11.4%	-0.6%
1/16/2006	47.8%	13.0%	-49.0%	37.2%	-89.4%	-12.1%	11.8%	34.6%	-11.5%	17.5%
1/15/2007	64.0%	-4.8%	-45.6%	70.3%	-100.0%	-8.0%	27.0%	2.8%	-13.9%	8.2%
1/15/2008	100.0%	-25.85%	8.03%	18.91%	-86.02%	-20.28%	0.00%	17.92%	-39.16%	26.45%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Calculation of the Index

The level of the Index is deemed to have been 100 on January 17, 2000, which is referred to as the “index commencement date”.

The level of the Index on any given index business day is equal to (1) the level of the Index on the immediately preceding rebalancing date, times (2) the difference between the index component portfolio performance on such index business day minus the market spread proration.

The Index Component Portfolio Performance

The “index component portfolio performance” on any given index business day will be equal to weighted sum of the index component performance of each index component on such index business day. The weights used to compute the collective performance of the index components on any given index business day are those determined on the immediately preceding rebalancing date.

The “index component performance” of an index component on any given index business day will be equal to:

(1)	the quotient of (a) the exchange rate between the index constituent currency underlying the index component and the euro on the last rebalancing date divided by (b) the exchange rate between the index constituent currency underlying the index component and the euro on such index business day; times

(2)	the discount factor applicable to the index component, based on the reference rate for the index constituent currency underlying the index component, as used to discount the value of index expected on the next monthly rebalancing date; times

(3)	the quotient of (a) the exchange rate between U.S. dollars and the euro on such index business day and (b) the exchange rate between U.S. dollars and the euro on the last rebalancing date (this step reflects the fact that step (1) is calculated with respect to the euro but the Index is denominated in U.S. dollars).

The exchange rates used in calculating the index component performance of an index component on any given index business day are the mid-prices of the relevant foreign exchange spot rates that reflect the number of units of the underlying index constituent currency that can be exchanged for one euro in the interbank market for settlement in two days, as reported, in each case, shortly after 2:15 p.m., Frankfurt time, on the relevant index business day on Reuters page ECB 37.

The reference rates used in calculating the index component performance are the prevailing discount rates in the respective index constituent countries from the then current date to the next index rebalancing date, as published each day on Reuters page ICIIR=BARL. These discount rates are interpolated from the one-month rates as discussed above.

The Market Spread Proration

The “market spread proration” represents the bid-ask spread for currency forward agreements executed at the rebalancing date, accrued on a daily basis until the next rebalancing date. The market spread proration is equal to approximately 0.007% for each index component.

Performance of the Index

The index sponsor believes that the methodology described in this section will generally cause fluctuations in the level of the Index to reflect the premise of the carry trade (i.e., investing in high-yielding currencies and financing that exposure by borrowing in low-yielding currencies). In general, the level of the Index will tend to decline when index constituent currencies which have a negative weight in the Index (i.e., those in which the Index has hypothetically borrowed) appreciate in value against those index constituent currencies which have a positive weight in the Index (i.e., those in which the Index has a hypothetical long position), and the level of the Index will tend to rise when index constituent currencies which have a positive weight in the Index appreciate in value against those index constituent currencies which have a negative weight in the Index.

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Modifications to the Index

The index sponsor does not presently intend to add, remove or replace any of the index constituent currencies or modify the method of calculating the Index as described above. However, under certain circumstances described in this section, the index sponsor may, in its sole discretion, make modifications to the Index. The index sponsor will promptly publish any such modifications on the ICI index page at http://ecommerce.barcap.com/indices/.

Changes in Index Constituent Currencies or the Denomination of the Index

If, in the sole discretion of the index sponsor, a “potential adjustment event” occurs with respect to an index constituent currency, the currency through which the Index is calculated, which is currently the euro (the “calculation currency”) or the currency in which the Index is denominated, which is currently the U.S. dollar (the “denomination currency”), the index sponsor may replace the index constituent currency, calculation currency or denomination currency to which the potential adjustment event relates with another currency which it determines, in its sole discretion, is comparable for purposes of the Index to the index constituent currency, calculation currency or denomination currency being replaced.

A “potential adjustment event” includes any of the following:

•	the exchange rate for an index constituent currency, calculation currency or denomination currency splits into dual or multiple exchange rates;

•

an event occurs that generally makes it impossible to convert an index constituent currency, calculation currency or denomination currency into the calculation currency or denomination currency through customary legal channels in an index constituent country;

•

an event occurs that generally makes it impossible to deliver the calculation currency or denomination currency from accounts inside an index constituent country to accounts outside that index constituent country, or to deliver an index constituent currency, calculation currency or denomination currency between accounts inside the index constituent country for such index constituent currency or inside the country or economic area which issues such calculation currency or denomination currency (a “calculation or denomination country”) or to a party that is a non-resident of the relevant index constituent country or calculation or denomination country;

•

the occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an index constituent currency, calculation currency or denomination currency;

•

any change in, or amendment to, the laws or regulations, including those laws or regulations that relate to taxation, prevailing in the index constituent country in respect of any index constituent currency or calculation or denomination country in respect of any calculation currency or denomination currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the index sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

•	the occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

•

any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Barclays Bank PLC or any of its affiliates of all or substantially all of its assets in the relevant index constituent country, calculation country or denomination country;

•	the index sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Index and any other market source;

•	it becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the index sponsor itself acting in good faith in a commercially reasonable manner;

•

the index sponsor determines that Barclays Bank PLC or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the notes or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

•	any event that the index sponsor determines may lead to any of the foregoing events.

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Upon any replacement by the index sponsor of an index constituent currency, calculation currency or denomination currency following a potential adjustment event, the index sponsor may make any adjustments to the Index as may, in its sole discretion, be required to render the Index comparable to the Index prior to the occurrence of the potential adjustment event.

Market Disruption and Force Majeure Events

If a “market disruption event” or a “force majeure” event occurs or is continuing on any calendar day that, in the index sponsor’s sole discretion, affects the Index or any of the index components, or any hedging position of the index sponsor relating to the Index, the index sponsor may:

•	make such determinations and/or adjustments to the terms of the Index as it deems appropriate in order to determine the level of the Index on such day (if such day is an index business day);

•	defer publication of information relating to the Index until the next index business day on which such market disruption or force majeure event, as applicable, is not continuing; and

•	if such calendar day is a rebalancing date, to postpone such rebalancing date to the next calendar day on which such market disruption or force majeure event, as applicable, is not continuing.

Any of the following will constitute a “market disruption event”:

•

the occurrence or existence, on any calendar day at or during the one-hour period before the index valuation time, in relation to any index component of (1) a suspension of, or limitation imposed on, trading on the London interbank market or, in the case of the index component related to the Norwegian krone, the Norway interbank market or (2) any event that disrupts or impairs (as determined by the index sponsor) the ability of market participants in general to effect transactions in relation to, or to obtain market values of, any index component;

•	the declaration of general moratorium in respect of banking activities in London or Oslo;

•	on any index business day, the failure of the source from which the index sponsor obtains the value of an index constituent currency to publish such value; and

•	on any index business day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in any index constituent currency.

A “force majeure event” is an event or circumstance (including without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of index sponsor and that the index sponsor determines affects the Index, any of the index components or the methodology on which the Index is based.

Taxation

If at any time the index sponsor determines that, as a result of a change in taxation (including, but not limited to, any tax imposed on the index sponsor or its affiliates), it is necessary to change the index constituent currencies, calculation currency or denomination currency, or the method of calculating the Index, in order to offset the effect of such taxation, the index sponsor may make such change or changes in its sole discretion.

Cessation of Trading and Other Termination Event

The index sponsor may, in its sole discretion, discontinue calculating the Index if any of the following events occurs:

•

if any of the index components, index constituent currencies, calculation currency or denomination currency cease (or will cease) to be traded or publicly quoted for any reason and is not immediately re-traded on a trading system or quotation system in a manner acceptable to the index sponsor;

•	if, after the occurrence of a potential adjustment event, an adjustment in the determination of the index sponsor is not possible or not reasonably practical for any reason; and

•	the index sponsor or its successor terminates or alters its business operations, is declared insolvent or is subject to winding-up proceedings.

Changes to the Index Components

If, after the occurrence of circumstances described in this section, the index sponsor deems it necessary to replace an index component with an appropriate successor for that index component, then the index sponsor will calculate the level of the Index by adjusting accordingly the formula used for the calculation of the level of the Index to take account of such replacement index component.

Changes to the Index Component Weights

In the event that (1) the level of the Index has declined more than 50% from its level on the immediately preceding rebalancing date or (2) the daily value at risk at any time exceeds 5%, the index sponsor may reset the weights of the index components to zero until the next rebalancing date.

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The “daily value at risk” is a measure of the maximum potential change in the value of the Index with a probability (confidence interval) of 99% over a one-day holding period. For the calculation of the confidence interval, the daily volatility of the Index is estimated by calculating the standard deviation of daily log returns of the Index over an historical period of six months.

Change in Methodology

While the index sponsor currently employs the methodology described in this pricing supplement to compose and calculate the Index, it is possible that market, regulatory, juridical, financial, fiscal or other circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any index components) will arise that would, in the view of the index sponsor, necessitate a modification or change of such methodology.

Other Changes

In addition to the foregoing circumstances, the index sponsor reserves the right to make any other changes to the composition or methodology of calculating the Index as the index sponsor may, in its sole discretion, determine to be necessary as a result of market, regulatory, judicial, financial, fiscal or other circumstances.

In the event that ambiguities arise in the calculation of the Index, the index sponsor will resolve such ambiguities and, if necessary for resolution, make changes to the composition or methodology of calculating the Index.

Historical Performance of the Index

The level of the Index is deemed to have been 100 on January 17, 2000, which is referred to as the “index commencement date”. The index sponsor began calculating the Index on September 26, 2006. Therefore, the historical information for the period from January 17, 2000 until September 25, 2006, is hypothetical and is provided as an illustration of how the Index would have performed during the period had the index sponsor begin calculating the Index on the index commencement date using the methodology it currently uses (except that Swedish krona rates prior to January 23, 2006 are based on the Stockholm interbank overnight rate (STIBOR), and New Zealand dollar rates prior to June 16, 2003 are based on the applicable 1-month Bank Bill fixings and 1-year swap rates). This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index. Historical information for the period from and after September 26, 2006 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources. The index sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Index from January 17, 2000 to July 24, 2008. The estimated historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the Securities to receive a payment at maturity or upon redemption equal to or in excess of the principal amount of such Securities.

January 17, 2000	100
December 29, 2000	101.7217
December 28, 2001	113.822
December 31, 2002	135.6005
December 31, 2003	152.0082
December 31, 2004	151.9466
December 30, 2005	168.0892
December 29, 2006	184.9061
December 31, 2007	184.0481

July 24, 2008	178.9181

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Licensing

Barclays Intelligent Carry IndexTM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

Disclaimer

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the index level (or failure to publish such value) and any use to which any person may put the Index or the index level. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the index level, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

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